

July 8, 2010

Mr. Robert Stephenson
Chief Financial Officer
Omega Healthcare Investors, Inc.
200 International Circle, Suite 3500
Hunt Valley, MD 21030

  Re: Omega Healthcare Investors, Inc.
     Form 10-K
     Filed March 1, 2010
     File No. 001-11316

Dear Mr. Stephenson:

  We have completed our review of your filing and do not have any further comments at this time.

       Sincerely,

       Daniel L. Gordon
       Branch Chief